UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                           Philip Services Corporation
                               (Name of Issuer)

                                 Common Shares
                         (Title of Class of Securities)

                                    718193105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 14, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                             9,042,852 (See Item 3)

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                             9,042,852 (See Item 3)

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             9,042,852 (See Item 3)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           34.1%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  Riverdale LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) / /
                                                               (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                        //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                             9,042,852 (See Item 3)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                             9,042,852 (See Item 3)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             9,042,852 (See Item 3)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           34.1%

14       TYPE OF REPORTING PERSON*
                  OO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                             2,528,263 (See Item 3)

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                             2,528,263 (See Item 3)

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,528,263 (See Item 3)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.2%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                             2,528,263 (See Item 3)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                             2,528,263 (See Item 3)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,528,263 (See Item 3)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.2%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                             2,528,263 (See Item 3)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                             2,528,263 (See Item 3)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,528,263 (See Item 3)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.2%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                             2,528,263 (See Item 3)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                             2,528,263 (See Item 3)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             2,528,263 (See Item 3)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.2%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                             11,571,115 (See Item 3)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                             11,571,115 (See Item 3)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             11,571,115 (See Item 3)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           42.3%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Schedule 13D relates to the common shares, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 King Street West, Hamilton, Ontario L8N 4J6.

Item 2.  Identity and Background

         The persons filing this statement are High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), American Real Estate Holdings L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("American Property"), Beckton Corp., a Delaware corporation
("Beckton") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Carl C. Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

         Riverdale is the general partner of High River and is 100 percent owned by Carl C. Icahn. American Property is the general partner of both AREH and AREP and AREP is a limited partner of AREH owning 100 percent of the limited partnership interests therein. American Property is 100 percent owned by Beckton which is 100 percent owned by Carl C. Icahn.

         High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Carl C. Icahn's present principal occupation or employment is acting as President and Director of Starfire Holding Corporation, a Delaware corporation ("Starfire"), and as the Chairman of the Board and Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a New Jersey corporation ("ACF"). Starfire, whose principal business address is 100 South Bedford Road, Mount Kisco, New York 10549, is primarily engaged in the business of holding, either directly or through its subsidiaries, a majority of the common stock of ACF. ACF is primarily engaged in the business of leasing, selling and manufacturing railroad freight and tank cars. AREP is a limited partnership primarily engaged in the business of acquiring and managing real estate investments. AREP's business is conducted through a subsidiary limited partnership, AREH, in which AREP owns a 99% limited partnership interest. American Property is primarily engaged in the business of acting as the general partner for AREH and AREP. Beckton is primarily engaged in the business of wholly owning American Property, which is wholly-owned by Carl C. Icahn.

         The name, citizenship, present principal occupation or employment and business address of the sole member of Riverdale and each director and executive officer of American Property and Beckton is set forth in Schedule A attached hereto.

         Carl C. Icahn is the sole member of Riverdale and owns 100% of the interests therein. Carl C. Icahn is the sole stockholder and director of Beckton. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by the Registrants.

         Neither High River, Riverdale, AREH, AREP, American Property, Beckton, Mr. Icahn nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Registrants acquired 11,571,115 Shares pursuant to the Chapter 11 Bankuptcy Reorganization Plan filed by Issuer in the U.S. Bankruptcy Court for the District of Delaware under the Case No. 99-02385 (the "Plan"). The Plan became effective on April 7, 2000.

         As a secured creditor of Issuer's predecessor prior to the reorganization, under the Plan, each of High River and AREP received, among other things, a certain portion of (i) new common stock (as defined in the Plan) of the reorganized Issuer and (ii) New Secured PIK Debt (as defined in the
Plan) ("Debt"), which Debt is convertible into new common stock at the rate of $11.72 per share.

         In particular, under the Plan, High River and AREP received 6,502,474 and 1,818,007 shares of new common stock, respectively, and they also received a portion of Debt, which if converted into new common stock, would give High River and AREP, respectively, an additional 2,540,378 and 710,257 shares.

Item 4.           Purpose of Transaction

Registrants acquired the Shares as a result of Issuer's Chapter 11 reorganization in respect of the debt securities of Issuer's predecessor which Registrants held. Registrants believe that their aggregate holdings of Issuer's shares represent the largest block of such shares. As a result of the Chapter 11 proceedings, Registrants were able to nominate two of the members of Issuer's initial Board of Directors. Registrant's expect to communicate with management from time to time to share Registrants' views about Issuer with management. However, other than as stated herein, Registrants have no present plans or proposals which would result in the matters described in clauses (a) through (j) of Item 4.

Registrants, individually or collectively, reserve the right, although they have no present plans to do so, to seek to acquire, from time to time, additional shares of Issuer' common stock and may, from time to time, dispose of shares in the open market or otherwise.

Item 5.            Interest in Securities of the Issuer

         (a) As of the close of business on April 14, 2000, the day Issuer succeeded to its predecessor's registration under the Securities Exchange Act of 1934, Registrants may be deemed to beneficially own, in the aggregate, 11,571,115 Shares (See Item 3), representing approximately 42.3% of the Issuer's outstanding Shares (based upon the 24,000,000 Shares provided to be outstanding pursuant to the Plan as of the effective date of the Plan and the 3,250,635 Shares into which the Debt owned by Registrants is convertible but excluding any other Shares into which Debt not owned by Registrants is convertible).

         (b) High River has sole voting power and sole dispositive power with regard to 9,042,852 Shares. Riverdale has shared voting power and shared dispositive power with regard to 9,042,852 Shares. AREH has sole voting power and sole dispositive power with regard to 2,528,263. AREP has shared voting power and shared dispositive power with regard to 2,528,263 shares. American Property has shared voting power and shared dispositive power with regard to 2,528,263 shares. Beckton has shared voting power and shared dispositive power with regard to 2,528,263 shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 11,571,115 Shares.

         Riverdale and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Riverdale and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Beckton, American Property, AREP and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AREH beneficially owns. Each of Beckton, American Property, AREP and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected pursuant to the Plan.

             No. of Shares

Name         Received under the Plan     In which Debt is convertible
----         -----------------------     ----------------------------
High River   6,502,474                   2,540,378

AREH         1,818,007                     710,257


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

         Except as described herein, neither any of the Registrants nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

1.       Joint Filing Agreement of the Registrants

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2000


HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: Member

RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Member

American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn

                  Title: Director, Chairman of the Board

     [Signature Page of Schedule 13D with respect to Philip Services Corp.]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn

         Title: Director, Chairman of the Board

American Property Investors, Inc.


By:      /s/ Carl C. Icahn
         Name: Carl C. Icahn

         Title: Director, Chairman of the Board

Beckton Corp.


By:      /s/ Carl C. Icahn
         Name: Carl C. Icahn

         Title: Sole Director, Chairman of the Board

/s/ Carl C. Icahn
Carl C. Icahn

     [Signature Page of Schedule 13D with respect to Philip Services Corp.]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS


         Name, Business Address and Principal Occupation of Each Member of Riverdale and Each Director of American Property and Beckton.

         The following sets forth the name, position, and principal occupation of each member of Riverdale, American Property, Beckton and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on
Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.


RIVERDALE LLC

         Name                                        Position

         Carl C. Icahn                          Member



American Property Investors, Inc.

         Name                                        Position               Business Address

         Carl C. Icahn                          Director, Chairman
                                                     of the Board

         William A.                             Director               American Real Estate Partners
         Leidesdorf                                                    100 South Bedford Road
                                                                            Mt. Kisco, NY 10549

         Jack G. Wasserman                      Director               Wasserman, Schneider & Babb
                                                                            111 Broadway
                                                                            19th Floor
                                                                            New York, NY 10006

         John P. Saldarelli                     Vice President,        American Real Estate Partners
                                                     Secretary and          100 South Bedford Road
                                                     Treasurer              Mt. Kisco, NY 10549



         H.J. Gerard                            Vice President and     American Real Estate Partners
                                                     Controller             100 South Bedford Road
                                                                            Mt. Kisco, NY 10549

         Martin Hirsch                          Vice President and     American Real Estate Partners
                                                     Assistant Secretary    100 South Bedford Road
                                                                            Mt. Kisco, NY 10549

         Gail Golden                            Assistant Secretary

Beckton Corp.

         Name                                        Position

         Carl C. Icahn                          Director, Chairman
                                                of the Board, President and Secretary

         Robert J. Mitchell                     Vice President and Treasurer




                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.01 per share, of Philip Services Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 18th day of April, 2000.

HIGH RIVER LIMITED PARTNERSHIP

By:      RIVERDALE LLC,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: Sole Member

RIVERDALE LLC


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: Sole Member

American Real Estate Holdings L.P.

By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn

                  Title: Director, Chairman of the Board

[Joint Filing Agreement for Schedule 13D with respect to Philip Services Corp.]

American Real Estate Partners, L.P.


By:      American Property Investors, Inc.,
         General Partner


         By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn

         Title: Director, Chairman of the Board

American Property Investors, Inc.


By:      /s/ Carl C. Icahn
         -----------------
         Name: CARL C. ICAHN
         Title: Director, Chairman of the Board

Beckton Corp.


By:      /s/ Carl C. Icahn
         -----------------
         Name: CARL C. ICAHN
         Title: Sole Director, Chairman of the Board

/s/ Carl C. Icahn

Carl C. Icahn

[Joint Filing Agreement for Schedule 13D with respect to Philip Services Corp.]